Pernod Ricard

02055996

November 14, 2002

RECEIVED NOV 22 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 155

AP/DD/382.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

82-3361

For the attention of Mrs Felicia KUNG

SUPPL

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Yours sincerely,

Antoine PERNOD

Encl. : 3pages

dlw 11/26

Pernod Ricard

Pernod Ricard: 9-month sales

Spirits & Wine sales grow by 77%
The Group confirms its forecasts for the year.

Paris, 13 November 2002 – At 30 September 2002, Pernod Ricard reported consolidated sales, excluding duties and tax, of €3,664 million, up 10% on the first nine months of 2001. The Spirits & Wine division's sales rose 77%.

Spirits & Wine

The Spirits & Wine division had consolidated sales of €2,297 million in the first nine months of 2002, up 77% year-on-year and consistent with the 78% rise in first-half 2002.
Currencies had a negative impact of €25 million, or 1.9% of sales. This was attributable mainly to the weakness of the Argentine peso, which accounted for 70% of the impact, and of the US dollar.

The sales generated by Seagram brands amounted to €939 million. After the impact of the destocking that affected the first half, the four Seagram brands – Chivas, Martell, Seagram's Gin, The Glenlivet – rallied during the third quarter, confirming the attainment of the year's targets.

Pernod Ricard's historical brands had sales of €1,358 million in the nine months to 30 September, up 3.9% organically. This is slightly less than in the first half, mainly because of weaker consumption of aniseed-based spirits in France, as previously announced.

Non-core businesses

The "Fruit Preparations" business generated sales of €431 million in the period under review, compared with €998 million at 30 September 2001. The difference is due to asset sales under way since the beginning of the year. With the disposal of SIAS MPA in mid-May 2002, the bulk of third-quarter sales originated from the soft drinks activities of Agros, which is in the process of being sold.

Sales from the Distribution business amounted to €936 million compared with €1,033 million at 30 September 2001. The sale of BWG to Electra was finalised on 23 August 2002.

Forecasts:

Based on these positive trends, the company is confirming its forecasts for 2002:

- two-fold increase in operating profit from Spirits & Wine compared with 2001
- operating margin of some 20%
- earnings per share * of €6.40
- gearing ratio of approximately 1:1

*Net of exceptional and extraordinary item and goodwill amortisation, diluted for convertible bonds

Contacts

Alain-Serge Delaitte / Media — Tel: +33 (0)1 41 00 40 95
Patrick de Borredon / Investor Relations — Tel: +33 (0)1 41 00 41 71

For more information about Pernod Ricard, please visit our website :
www.pernod-ricard.com

Sales split at 30 September 2002 (€million)

(€ million)	30/09/2002		30/09/2001		Change	Organic growth	Currency effect	Consol.impact excl Seagram	Consol.impact Seagram
Total, Spirits & Wine	2 297	63%	1 298	39%	76.9%	3.9%	-1.9%	2.7%	939
Total, Fruit Preparations	431	12%	998	30%	-56.8%	0.0%	-1.2%	-55.6%	
Total, Distribution	936	26%	1 033	31%	-9.4%	4.4%	-0.3%		
Total, Group	**3 664**	**100%**	**3 329**	**100%**	**10.0%**	**2.8%**	**-1.2%**	**-19.8%**	**939**

Spirits & Wine, sales split at 30 September 2002 (€ million)

(€ million)	30/09/2002		30/09/2001		Change	Organic growth	Currency effect	Consol.impact excl Seagram	Consol.impact Seagram
Spirits & Wine, France	416	18%	391	30%	6.6%	0.2%	0.0%	0.0%	25
Spirits & Wine, Europe	846	37%	572	44%	47.9%	5.0%	-0.3%	6.1%	209
Spirits & Wine, America	579	25%	161	12%	260.1%	8.0%	-12.8%	-0.3%	426
Spirits & Wine, ROW	456	20%	174	13%	161.1%	3.0%	-1.7%	0.0%	279
Total, Group	**2 297**	**100%**	**1 298**	**100%**	**76.9%**	**3.9%**	**-1.9%**	**2.7%**	**939**

Key brand growth (vol)	2002 / 2001 9 months	MAT 2002/2001 at end sept. 2002
Jacob's Creek	+15%	+16%
Amaro Ramazzotti	+14%	+12%
Havana Club	+9%	+9%
Clan Campbell	-1%	0
Jameson	+7%	+7%
Ricard	-3%	-1%
Pastis 51	-5%	-3%
Chivas	-11%	-13%
Martell	-15%	-16%
Seagram Gin	-3%	-5%
Wild Turkey	-10%	-9%
The Glenlivet	-2%	-5%
Total des 12 marques clés	**0%**	**0%**

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 174 798 646 €
TELEPHONE : 01 41 00 40 95– TELECOPIES 01 41 00 40 85– R.C.S. PARIS B 582 041 943